06012145

parmalat

RECEIVED
2006 APR -3 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, March 20, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

PROCESSED
APR 03 2006
THOMSON
FINANCIAL

Enclosures

parmalat

TAR Lazio Citibank complaint

With reference to the press release issued by ANSA on March 9, 2006, at 3:16 pm, Parmalat S.p.A. informs that Citibank had filed a complaint before the Administrative Court in Rome (TAR Lazio) on October 7, 2004, for the annullment of the Reorganization Plan of Parmalat Group, as well as seeking the compensation of damages. Once the Composition Plan has been approved, however, Citibank has lost interest in the mentioned case, as confirmed by the bank at today's hearing. Therefore, Citibank has required the Court to declare the case barred from prosecution.

Parmalat hereby denies the content of ANSA's press release, to make clear that Citibank has not won any civil proceeding, concerning the compensation of damages in the amount of 500 million Euro. Parmalat specifies that the proofs of claim filed by Citibank Group have been admitted to the final list of creditors respectively of Parmalat S.p.A. in Extraordinary Administration for 81.4 million Euro and of Parmalat Group companies proposing the composition for 354.6 million Euro.

Parmalat S.p.A.

Collecchio, March 9, 2006

Contacts:
mail: affari.societari@parmalat.net

parmalat

"U.S. Judge Upholds Parmalat's Right to Seek Damages Internationally from Former Auditors

Parmalat SpA informs that the federal court (the U.S. Southern District Court of New York) overseeing Parmalat's litigation in the U.S. against its former auditors Deloitte & Touche and GrantThornton has upheld Parmalat's key claim that it be allowed to pursue these global firms for damages not only in Italy but also internationally.

In a 38-page opinion, Judge Lewis Kaplan largely denied Grant Thornton's and Deloitte & Touche's request to have Parmalat's claims against them dismissed.

Specifically the court ruled today that in addition to the global audit firms' Italian affiliates, Parmalat could pursue its claims against the international and U.S. affiliates of Grant Thornton and could also pursue its damages claims against the international parent of Deloitte & Touche – Deloitte Touche Tohmatsu."

Parmalat S.p.A.

Collecchio, March 17, 2006

Contacts:
mail: affari.societari@parmalat.net